Exhibit (h)(16)

EXPENSE LIMITATION AGREEMENT

JANUS INVESTMENT FUND

September 30 Funds

December 15, 2025

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to the funds listed in Schedule A (collectively, the “Funds” and each, a “Fund”). This letter is to inform you that the Adviser will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, for a one-year term commencing on the effective date of the annual update to the Funds’ registration statement for the fiscal year ended September 30, 2025, under the following conditions:

For all Funds

In the event the operating expenses allocated to any class of a Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed the percentage of average daily net assets set forth in Schedule A, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, out-of-pocket transfer agency/shareholder servicing costs, including networking/omnibus/shareholder servicing fees payable by any share class; the “Performance Adjustment” if the Fund has a performance-based investment advisory fee; as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of a Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of a Fund in the same manner as the underlying expenses or fees were allocated.

Additional Affiliated Fund Fee Waiver for Janus Henderson Balanced Fund:

In addition, the Adviser will waive and/or reimburse to the Fund a portion of its management fee in an amount equal to a portion of the management fee it earns as investment adviser to Janus Henderson Emerging Markets Debt Hard Currency ETF (the “Affiliated ETF”) in which the Fund invests (if any), as set forth as follows:

1.

With respect to the Fund’s investments in the Affiliated ETF, the waiver/reimbursement amount shall be equal to the amount of the Fund’s assets invested in the Affiliated ETF, multiplied by an amount equal to the current daily unitary management fee of the Affiliated ETF, less certain asset-based operating fees and expenses incurred on a per-fund basis and paid by the Adviser with respect to the Affiliated ETF (such expenses include, but are not limited to: custody, sub-administration, and transfer agency fees and fees paid to the distributor) (the “Waiver Amount”).

2.	The Waiver Amount shall be calculated by the Adviser on a monthly basis and used daily for purposes of calculating the Fund’s net asset value per share.

All Funds

This waiver/reimbursement will continue in effect for a one-year term commencing on the effective date of the annual update to the Funds’ registration statement for the fiscal year ended September 30, 2025, unless otherwise revised, extended, or terminated by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC		JANUS INVESTMENT FUND

By:	/s/ Jesper Nergaard	By:	/s/ Stephanie Grauerholz
	Jesper Nergaard		Stephanie Grauerholz
	Vice President and Head of US Fund Administration		Vice President, Secretary, and Chief Legal Counsel

Schedule A

Fund Name	Expense Limit (%)
Global & International
Janus Henderson European Focus Fund	0.96
Janus Henderson Global Equity Income Fund	0.77
Janus Henderson Global Life Sciences Fund	n/a
Janus Henderson Global Real Estate Fund	0.91
Janus Henderson Global Research Fund	0.86
Janus Henderson Global Select Fund	0.81
Janus Henderson Global Sustainable Equity Fund	0.85
Janus Henderson Global Technology and Innovation Fund	0.71
Janus Henderson Overseas Fund	0.82
Growth & Core
Janus Henderson Balanced Fund[1]	0.68
Janus Henderson Contrarian Fund	0.75
Janus Henderson Enterprise Fund	0.80
Janus Henderson Forty Fund	0.68
Janus Henderson Growth and Income Fund	0.62
Janus Henderson Research Fund	0.68
Janus Henderson Triton Fund	0.86
Janus Henderson U.S. Dividend Income Fund	0.68
Janus Henderson Venture Fund	0.86

[1]

The Adviser has agreed to waive and/or reimburse a portion of the Fund’s management fee in an amount equal to the management fee it earns as an investment adviser to any affiliated ETF in which the Fund invests.

3